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                                                                 Exhibit (a)(10)

                                   [HUNT LOGO]

FOR IMMEDIATE RELEASE
FRIDAY, AUGUST 3, 2001


             HUNT OIL COMPANY ACQUIRES CHIEFTAIN INTERNATIONAL, INC.


         DALLAS, TEXAS (FRIDAY, AUGUST 3, 2001)-- Hunt Oil Company announced today that approximately 98% of the outstanding common shares of Chieftain International, Inc., have been tendered to a wholly-owned Canadian subsidiary of Hunt pursuant to Hunt's offer to pay U.S. $29 per share for all of Chieftain's outstanding common shares and other shares noted in Hunt's Offer. Hunt's successful acquisition comes following its Offer to purchase Chieftain on June 28, 2001.

         Details of the tender offer completion are as follows. Hunt Oil Canadian Acquisition III Corporation, a wholly-owned subsidiary of Hunt Oil Company, has accepted for payment all of the outstanding common shares of Chieftain International, Inc. that were validly tendered and not withdrawn pursuant to Hunt Oil's offer to pay U.S. $29.00 per share for all of the outstanding common shares of Chieftain International, Inc., together with the associated rights to purchase Common Shares under Chieftain's shareholder rights plan, including shares issuable on the exercise of outstanding stock options and on the conversion of the outstanding preferred shares of Chieftain's subsidiary, Chieftain International Funding Corp.

         Based on information provided by CIBC Mellon Trust Company, the Depositary for the offer, at the expiration of the initial offering period at 5:00 p.m., Edmonton, Alberta, Canada time, on Friday, August 3, 2001, Chieftain shareholders had validly tendered approximately 19,025,501 common shares of Chieftain, which represent approximately 98 percent of the outstanding common shares of Chieftain. Payment for common shares tendered is expected to be made promptly through CIBC Mellon Trust Company following the receipt of certificates for Chieftain common shares (or confirmation of book-entry transfer) and other required documents.

         Hunt Oil also announced that it expects, next week, to purchase, through Hunt Oil Canadian Acquisition III Corporation, the remaining outstanding Chieftain common shares by completing a statutory compulsory acquisition of the remaining Chieftain common shares for an amount in cash that equals U.S. $29.00 per share. Hunt Oil also announced that it expects, next week, to deliver a redemption notice to holders of shares of $1.8125 Convertible Redeemable Preferred Stock of Chieftain International Funding Corp., a wholly-owned subsidiary of Chieftain, in order to effect a redemption of all remaining outstanding shares of preferred stock at a redemption price of $25.2014 per share.



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         Privately held and based in Dallas, Texas, Hunt Oil Company is engaged in the exploration, production, refining, marketing and transportation of oil and gas. The company's major areas of operation are in the Gulf Coast area of the United States, the Republic of Yemen, Canada and Peru. In Canada, Hunt acquired Newport Petroleum Corporation in 2000 and acquired substantial properties from Canadian 88 Energy Corporation in April, 2001. In Peru, the company is a major participant in the Camisea project, which contains the largest proven reserves of natural gas in South America.

         Chieftain is an independent natural gas and oil exploration and production company active primarily in the U.S. Gulf of Mexico, in southeast Utah and the U.K. sector of the North Sea. Headquartered in Edmonton, Alberta, Chieftain's exploration offices are located in Dallas, Texas, and New Orleans, Louisiana.

FOR FURTHER INFORMATION CONTACT:

         Jim Oberwetter
         Hunt Oil Company
         1445 Ross at Field
         Dallas, Texas 75202-2785
         Telephone: (214) 978-8534